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                                                                    Exhibit 99.1




                                                                   PRESS RELEASE



                                 HOLLINGER INC.

                           2000 SECOND QUARTER RESULTS


                  TORONTO, August 25, 2000 -- Hollinger Inc., (TSE: HLG.C) today announced its CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2000 with comparison to the six months ended June 30, 1999.




                                                                                       PER RETRACTABLE COMMON SHARE

                                  THREE MONTHS ENDED       SIX MONTHS ENDED       THREE MONTHS ENDED        SIX MONTHS ENDED
                                       JUNE 30                  JUNE 30                 JUNE 30                  JUNE 30
                                  2000        1999         2000         1999        2000        1999        2000         1999
                                  ----        ----         ----         ----        ----        ----        ----         ----
                                           (MILLIONS OF CDN. DOLLARS)                            (CDN. DOLLARS)

Total revenue                     863.6       824.2       1,675.5      1,635.9       n/a          n/a          n/a        n/a
EBITDA                            169.8       159.7         321.5        299.4       n/a          n/a          n/a        n/a
Net earnings (loss) before
  the effects of unusual
  items                            (0.9)       (0.4)          1.1         (0.9)    $(0.02)      $(0.01)      $0.03      $(0.03)




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                                 HOLLINGER INC.

                       CONSOLIDATED STATEMENT OF EARNINGS
                                    ($000's)

                                                    THREE MONTHS ENDED JUNE 30                  SIX MONTHS ENDED JUNE 30
                                                    2000                  1999                  2000                  1999
Revenue
       Sales                                   $   860,829           $   818,985           $ 1,670,335           $ 1,622,992
       Investment and other income                   2,781                 5,222                 5,166                12,936
                                               -----------           -----------           -----------           -----------
                                                   863,610               824,207             1,675,501             1,635,928
                                               -----------           -----------           -----------           -----------

Expenses
       Cost of sales and expenses                  691,025               659,268             1,348,884             1,323,601
       Depreciation and amortization                56,276                56,589               112,079               115,248
       Interest expense                             69,745                62,566               135,846               124,885
                                               -----------           -----------           -----------           -----------
                                                   817,046               778,423             1,596,809             1,563,734
                                               -----------           -----------           -----------           -----------

Net earnings in equity accounted companies             582                 1,128                 1,221                   905

Net foreign currency gains                             762                 5,111                 1,252                 3,872
                                               -----------           -----------           -----------           -----------

Earnings before the undernoted                      47,908                52,023                81,165                76,971
    Unusual items                                    2,903               124,334                40,097               447,496
    Income taxes                                   (27,515)              (71,495)              (55,636)             (207,264)
    Minority interest                              (23,538)              (58,196)              (52,904)             (161,128)
                                               -----------           -----------           -----------           -----------
Net earnings (loss)                            $      (242)          $    46,666           $    12,722           $   156,075
                                               -----------           -----------           -----------           -----------
Net earnings (loss) per retractable
  common share                                 $     (0.01)          $      1.42           $      0.34           $      4.75
                                               ===========           ===========           ===========           ===========

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 Reported earnings for the quarter compared to last year have been affected by several major items.

       The National Post EBITDA loss for the second quarter of 2000 was $10.6 million, a $6.9 million improvement over the EBITDA loss of $17.5 million in the second quarter of 1999, reflecting a 39% increase in revenue year-over-year.

           Unusual items in the second quarter 2000 include gains on asset sales, additional start-up costs related to the new printing facility in Chicago, severance costs in Canada and equity loss at Interactive Investor.
Unusual items in the second quarter of 1999 consisted primarily of a gain on sales of community newspapers by Hollinger International Inc. and an accounting gain on the issue of limited partnership units offset by the write off of finance costs related to the early retirement of debt and acquisition costs.

           Interest expense for the quarter rose over 1999 as a result of increased interest rates and increased debt levels.

           Second quarter revenue from internet operations grew from $1.6 million in 1999 to $6.1 million in 2000 and internet related EBITDA losses grew from $2.8 million to $13.5 million over the same time frame, reflecting the expanding activity of these operations.

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers. It owns the Canada.com national portal site and a variety of other specialized sites.
Through its Hollinger Digital subsidiary, it has taken investment positions in various Internet-based companies.

More detailed information about the operations of Hollinger International Inc., and its divisions and subsidiaries may be found in their press release dated
July 27, 2000.


For more information please call:



J. A. Boultbee
Executive Vice-President
  and Chief Financial Officer
Hollinger Inc.
(416) 363-8721